UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

10 HaNechoshet Street Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Xylo Technologies Ltd. (the “Company”), hereby announces that the shareholders of the Company approved the scheme of arrangement pursuant to Section 350 of the Israeli Companies Law 5759-1999 (the “Arrangement” and the “Companies Law”, respectively) proposal brought before the first and second special general meetings of shareholders held on May 27, 2025, at 8:00 a.m. and 8:30 a.m. (Eastern time) (the “First Meeting” and Second Meeting” respectively and together, the “Meetings”), as originally proposed and included in the Company’s proxy statement for the Meetings, that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on April 21, 2025 (the “Proxy Statement”), with the proposal approved by approximately 93.63% of the holders of ordinary shares of the Company voting on the matter at the First Meeting (calculated excluding abstained votes) and by approximately 87.87% of the holders of ordinary shares of the Company voting on the matter at the Second Meeting (calculated excluding Interested Shareholders (as defined in the Proxy Statement) and abstained votes).

29,763,019 ordinary shares, representing approximately 58.08% of the Company’s issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the First Meeting and 15,637,619 ordinary shares, representing approximately 42.13% of the Company’s issued and outstanding ordinary shares as of the record date excluding Interested Shareholder (as defined in the Proxy Statement), were present or represented by proxy at the Second Meeting.

Although the Arrangement has been approved at the Meetings, it remains subject to approval by the Tel Aviv District Court (Economic Division) (the “Court”). The Company cannot guarantee whether the Court will approve the Arrangement. Consummation of the Arrangement is expected to occur only after the Court’s approval has been obtained. The Company will provide further updates as appropriate. Upon consummation of the Arrangement, the Company will become a wholly-owned subsidiary of L.I.A Pure Capital Ltd. (“Pure Capital”), as Pure Capital will purchase all of the issued and outstanding share capital of the Company that is not already owned by Pure Capital. As a result, the Company’s ADSs will be delisted from the Nasdaq Stock Exchange, and its obligations as a public company will be terminated.

Forward Looking Statement

This Report of Foreign Private Issuer contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report of Foreign Private Issuer on Form 6-K.

The forward-looking statements contained or implied in this Report of Foreign Private Issuer on Form 6-K are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-271984) and Form S-8 (File No. 333-274190, File No. 333-258624, File No. 333-206803, No. 333-221019 and No. 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYLO TECHNOLOGIES LTD.

Date: May 27, 2025	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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